SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 14, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on July 14, 2005

Amsterdam • 14 July 2005

Local court ruling in Mexican claims dispute

ING Comercial América, the insurance company of ING in Mexico, has been notified by a local court in Mexico City about a ruling in the judicial process with regard to a civil claim involving the Mexican company Grupo Fertinal S.A. and certain affiliates. According to this ruling, regardless of the actual damage sustained that resulted in the underlying claim, Grupo Fertinal has been awarded approximately USD 275 million under the policy, plus consequential damages of USD 25 million.

ING Comercial América is studying the ruling and intends to appeal.

ING expects that, after the final outcome of this judicial procedure, the risk in the policy will be adequately covered by provisions taken as well as reinsurance coverage.

As has previously been announced, ING Comercial América has been involved in a judicial procedure with Grupo Fertinal S.A. since the hurricane ‘Juliette’ in September 2001 caused damage to mines of Fertinal in the Mexican state of Baja California Sur. The dispute involves what amounts are due for certain hurricane-related damages under the insurance policy issued to Fertinal.

Press enquiries: Dailah Nihot, ING Group, The Netherlands, +31 20 541 6516, dailah.nihot@ing.com Dianne Bernez, ING Americas, USA, +1 770 618 3910, Dianne.Bernez@us.ing.com

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: July 14, 2005